Document Control

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

[redacted]

06047201

SEP 14 2006

May 11, 2006

Act	Exchange Act
Section	
Rule	14e-5
Public Availability	9/11/06

Masahisa Ikeda
Shearman & Sterling LLP
Fukoku Seimei Building, 5th Floor
2-2-2 Uchisaiwaicho
Chiyoda-ku, Tokyo 100-0011

Re: **Kirin Brewery Co., Ltd. Offer for Kirin Beverage Corporation**
File No.: TP 06-66

PROCESSED
NOV 27 2006
THOMSON
FINANCIAL

Dear Mr. Ikeda:

This is in response to your letter dated May 11, 2006. A copy of your letter is attached with this response. By including a copy of your correspondence, we avoid having to repeat or summarize the facts you presented. The defined terms in this letter have the same meaning in your letter, unless otherwise noted.

The United States Securities and Exchange Commission (Commission) hereby grants an exemption from Rule 14e-5 under the Securities Exchange Act of 1934 (Exchange Act) on the basis of your representations and the facts presented, but without necessarily concurring in your analysis, particularly in light of the facts that:

- Kirin Beverage Corporation is a foreign private issuer within the meaning of Rule 3b-4 (c) under the Exchange Act;

- The Offer will be subject to, and will be structured to comply with applicable Japanese statutory and regulatory requirements governing tender offers;

- The Company Law of Japan (Company Law) provides for a Statutory Put for all holders of shares constituting less than one unit; and

- The number of shares of Kirin Beverage Corporation held as less than a unit represented less than 0.0025% of Kirin Beverage Corporation's outstanding shares as of December 31, 2005.

800901

The Commission grants this exemption from Rule 14e-5 under the Exchange Act to permit Kirin Beverage Corporation to comply with the Company Law and purchase shares in the event that one or more odd-lot holders exercise their Statutory Puts during the Offer.

The foregoing exemption from Rule 14e-5 under the Exchange Act is based solely on your representations and the facts presented in your letter dated May 11, 2006, and is strictly limited to the application of this rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the Offer. The Division of Market Regulation expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission,
by the Division of Market Regulation,
pursuant to delegated authority,

James A. Brigagliano

James A. Brigagliano
Acting Associate Director
Division of Market Regulation

Attachment

SHEARMAN & STERLING LLP
シャーマン アンド スターリング外国法事務弁護士事務所

FUKOKU SEIMEI BUILDING 5TH FLOOR | 2-2-2 UCHISAIWAICHO | CHIYODA-KU | TOKYO | 100-0011

WWW.SHEARMAN.COM | T +81.3.5251.1601 | F +81.3.5251.1602

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 1 2 2006
DIVISION OF MARKET REGULATION

May 11, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Office of Trading Practices and Processing
Division of Market Regulation
Attention: James A. Brigagliano

Kirin Brewery Co., Ltd. Offer for Kirin Beverage Corporation

Dear Mr. Brigagliano:

We are writing on behalf of our client, Kirin Brewery Co., Ltd., a Japanese joint stock company (the "Offeror"), which intends to commence a cash tender offer (the "Offer") for all of the issued and outstanding shares of common stock of Kirin Beverage Corporation (the "Company"), a Japanese joint stock corporation. The Offeror currently owns approximately 59.37% of the outstanding shares of common stock of the Company and believes that the Company is its affiliate for purposes of Rule 14e-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As previously discussed with the members of the Staff of the Securities and Exchange Commission (the "Commission"), we hereby request that the Commission grant a limited exemption from compliance with the provisions of Rule 14e-5 under the Exchange Act in order for the Company to make certain purchases of its shares of common stock outside the Offer. Except for the limited exemption requested, the Offer will comply with the applicable provisions of Regulation 14E under the Exchange Act and the other applicable rules and regulations promulgated under the Exchange Act.

Background

The Company

The Company is primarily engaged in the manufacture and sale of soft drinks, the purchase and sale of other merchandise, mainly food products, and the provision of services associated with these businesses. Founded in 1963 as Vending Machine Services Co., Ltd., the Company acquired the soft drinks division of the Offeror following a corporate reorganization in

1991. The principal trading market for the Company's common stock is the Tokyo Stock Exchange (the "TSE"). Most of the Company's assets are located in, and most of its operations are conducted in, Japan. The Company is a foreign private issuer as defined in Rule 3b-4(c) under the Exchange Act and has no class of securities registered under Section 12 of the Exchange Act and is not and has never been subject to the periodic reporting requirements of the Exchange Act.

The Offeror

The Offeror is a leading Japanese alcoholic beverage company engaged in the manufacture and sale of alcoholic beverages and the purchase and sale of imported alcoholic beverages. As of December 31, 2005, the Offeror owned 32,657,480 of the Company's total number of outstanding shares of common stock (55,002,370 shares, including 402 treasury shares), representing approximately 59.37 % of the outstanding shares of common stock of the Company. The Offeror is a foreign private issuer as defined in Rule 3b-4(c) under the Exchange Act. The principal trading market for the Offeror's common stock is the TSE. American Depositary Shares representing the Offeror's shares of common stock are quoted on the Nasdaq and satisfy the requirements of Nasdaq Marketplace Rule 4320 (c), the "grandfathering" provision for non-Canadian foreign issuers whose securities were included in Nasdaq on or before October 5, 1983 and whose securities are exempt from registration under Section 12(g) of the Exchange Act pursuant to Rule 12g3-2(b) thereunder.

The Common Stock and the Statutory Put

The Company Law of Japan (the "Company Law") provides for a unit share system under which a certain number of shares of a joint stock corporation as specified in its articles of incorporation constitute a unit. The Company's articles of incorporation provide that 100 shares constitute a unit. The Company Law imposes significant restrictions and limitations on holdings of stock that do not represent one unit or integral multiples of a unit. For example, under the Company Law, companies may choose not to issue certificates for shares representing less than one unit by providing so in their articles of incorporation, in which case certificates for shares representing less than one unit may only be issued, at the discretion of the Company, in certain limited circumstances. Because the transfer of shares requires delivery of share certificates, fractions of a unit for which no certificates have been issued are not transferable. In addition, a holder of shares representing less than one unit cannot exercise any voting rights with respect to such shares.

Due to such limitations and restrictions, the Company Law grants a holder of shares representing less than a unit the right to require the company to purchase such shares. Pursuant to the Company Law, the Company is required to purchase, at any time, at the request of a holder, such holder's stock representing less than a unit (the "Statutory Put"). The Company must make such purchases at a price equal to the closing price of the shares on the relevant market or markets on the day when such request is served on the Company's transfer agent, or, if such request is served on the Company's transfer agent when the relevant market or markets are closed or when there is no trading in the shares, at a price equal to the first trading price following such request.

With respect to the number of shares of the Company held as less than a unit, the annual report of the Company indicates that as of December 31, 2005, there were 1,370 such odd-lot shares (including 2 treasury shares), representing less than 0.0025 % of the Company's outstanding shares as of December 31, 2005.

Structure

The Offer will be made in cash to the holders of all issued and outstanding common stock, excluding treasury shares, of the Company. The Offer is expected to be for all of the shares of the Company not owned by the Offeror. The Offer will not be subject to Section 14(d) of the Exchange Act or Regulation 14D thereunder since no class of securities of the Company is registered under Section 12 of the Exchange Act.

The Offer will be subject to, and will be structured to comply with, the laws of Japan, in particular, the Japanese laws and regulations governing tender offers that are set forth in the Securities and Exchange Law of Japan ("SEL"), as amended, the Securities and Exchange Law Enforcement Order, various Ministerial Ordinances issued by the Cabinet Office of Japan, the Company Law of Japan relating to joint stock corporations and certain related legislation, and the business regulations of the stock exchanges in Japan.

It is presently contemplated that the Offer will commence on or around May 12, 2006 and end on or around June 15, 2006. The cash purchase price will be expressed in yen with settlement occurring in Japan. The Offeror will not tender its shares in response to the Offer.

In Japan, holders of common stock may tender shares pursuant to the offer by submitting to the tender offer agent a completed tender offer application form, accompanied by share certificates representing the number of shares to be tendered pursuant to the offer. In order to participate in the offer, holders of common stock outside of Japan will have to notify their respective standing agents in Japan. Such standing agents will submit completed tender offer application forms and share certificates to the tender offer agent on behalf of such foreign holders who wish to tender into the offer. Nomura Securities Co., Ltd. will coordinate the Offer as the tender offer agent.

Request for Exemption From Rule 14e-5

Rule 14e-5

Pursuant to Rule 14e-5 under the Exchange Act, as an affiliate of the Offeror, the Company may not purchase any shares outside of the Offer while the Offer remains open. As noted above, the Company Law mandates the Statutory Put for all holders of shares constituting less than a unit. The Statutory Put enables a holder of less than a unit to require the Company to purchase such shares at any time, including during the Offer. As discussed above under "The Common Stock and the Statutory Put," the aggregate number of shares held in such odd-lots is less than 0.0025 % of the number of shares outstanding as of December 31, 2005.

Basis of Exemption

We believe that a limited exemption from the application of Rule 14e-5 with respect to purchases by the Company pursuant to the Statutory Put is consistent with policy statements of the Commission in connection with the adoption of Rule 14e-5 in January 2000. We note also that in the past the Commission has granted substantially similar requests for exemptive relief for the Statutory Put under Rule 14e-5.[1]

Rule 14e-5 is designed to protect investors by "preventing an offeror from extending greater or different consideration to some security holders by offering to purchase their shares outside the offer, while other security holders are limited to the offer's terms."[2] The Commission has recognized that a strict application of Rule 14e-5 could disadvantage U.S. security holders in some situations. In this context, the Commission has noted that "flexible application of Rule 14e-5 is necessary and appropriate to encourage offerors for the securities of foreign private issuers to extend their offers to U.S. security holders."[3] In addition, we note that, in adopting Rule 14e-5, the Commission excepted other purchases by a covered person which, like the Statutory Put, are made pursuant to an obligation that existed prior to the public announcement of a tender offer without any exercise of discretion during the offer period on the part of the covered person.[4]

Requested Exemption

As a result of the statutory requirements of the Company Law and the immaterial number of shares held by odd-lot holders, on behalf of the Offeror we request that the Commission grant a limited exemption from Rule 14e-5 under the Exchange Act to enable the Company to comply with the Company Law if any odd-lot holders exercise the Statutory Put prior to the expiration of

---

1 *See*, Letter of the Staff Regarding Harbor Holdings Alpha Co., Ltd. (available July 27, 2005), Letter of the Staff Regarding Atlas Corporation Co., Ltd. (available July 18, 2005), Letter of the Staff Regarding Fuji Television Network, Incorporated, (available January 6, 2005), Letter of the Staff Regarding Daibiru Corporation (available September 8, 2005), Letter of the Staff Regarding Matsushita Electric Works, Ltd. (available December 19, 2003), Letter of the Staff Regarding Banyu Pharmaceutical Co., Ltd. (available September 12, 2003) and Letter of the Staff Regarding Banyu Pharmaceutical Co., Ltd. (available January 9, 2003).

2 Cross-Border Tender and Exchange Offers, Business Combinations and Rights offerings, Release No. 34-42054, International Series Release No. 1208 (October 28, 1999), Section II.C.1.

3 *Id.*

4 Rule 14e-5(b)(7) provides an exception for purchases pursuant to a contract entered into before public announcement of the tender offer if the contract is unconditional and binding on both parties and certain other conditions are met.

the Offer. If this exemption is granted, the Offeror intends to include appropriate disclosure in the offer documents regarding the possibility of the exercise by odd-lot holders of the Statutory Put during the Offer.

Pursuant to 17 C.F.R. 200.81(b), we respectfully request on behalf of the Offeror that this exemptive request and the response be accorded confidential treatment until 120 days after the date of the response to such request or such earlier date as the staff of the Commission is advised that all of the information in this letter has been made public. This request for confidential treatment is made on behalf of the Offeror for the reason that certain of the facts set forth in this letter have not been made public.

* * * *

If you require any further information, please contact the undersigned or Kenneth Lebrun at +81-3-5251-1601.

Very truly yours,

Masahisa Ikeda

Masahisa Ikeda

cc: Kenneth J. Lebrun
Robert D. Ferguson
Fujiko Amano
Shearman & Sterling LLP